Jonathan R. Zimmerman Partner jon.zimmerman@FaegreBD.com Direct +1 612 766 8419	Faegre Baker Daniels LLP 2200 Wells Fargo Center ☐ 90 South Seventh Street Minneapolis ☐ Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

By EDGAR and Federal Express

March 25, 2016

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                          Tactile Systems Technology, Inc. (the “Company”)

Amendment No. 1 to

Registration Statement on Form S-1

(Reg. No. 333-209115)

Dear Ms. Ravitz:

On behalf of the Company, we are concurrently filing via EDGAR an Amendment No. 1 (the “Amendment No. 1”) to the Registration Statement on Form S-1 filed publicly with the Securities and Exchange Commission on January 25, 2016 (Reg. No. 333-209115) (the “Original Filing”).

We have enclosed for your reference two courtesy copies of the Amendment No. 1 marked to show changes from the Original Filing.

Please do not hesitate to call me at (612) 766-8419 if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

Amanda Ravitz

March 25, 2016

Enclosures

cc:

Tactile Systems Technology, Inc.

Gerald R. Mattys, Chief Executive Officer

Robert J. Folkes, Chief Operating Officer and Chief Financial Officer

Faegre Baker Daniels LLP

Christine G. Long

Dorsey & Whitney LLP

Jonathan B. Abram

Peter B. Skrief

Grant Thornton LLP

Greg Steiner